Cascal N.V. Announces Filing to Deregister Its Common Shares From the NYSE

LONDON, Aug. 5 /PRNewswire-FirstCall/ -- Cascal N.V. (OTC: CCALF) (the "Company") announces today, August 5, 2010, the effective date of the delisting of its common shares from the New York Stock Exchange (the "NYSE"), that it has filed with the Securities and Exchange Commission (the "SEC") a Form 15 to deregister its common shares under Section 12 of the Securities Exchange Act of 1934, as amended. Upon the filing of the Form 15, the Company's obligation to file certain reports with the SEC, including Forms 20-F and 6-K, would immediately be suspended. The Company expects that the deregistration of its common shares would become effective 90 days after the date the Form 15 is filed with the SEC.

The Company's majority shareholder, Sembcorp Utilities Pte Ltd ("Sembcorp") recently announced that it currently holds over 95% of the issued common stock of the Company, and that it intends to effect squeeze-out proceedings under the Dutch Civil Code. The price paid to minority stockholders in such proceedings would be determined by the Dutch Court.

To give the Company's remaining shareholders a convenient platform to divest their shares prior to the commencement of squeeze-out proceedings, Sembcorp had launched an additional subsequent offer period that commenced at 9:00 a.m. New York City time on August 2, 2010 and will expire at 5:00 p.m. New York City time on August 9, 2010. Shareholders who validly tender during the additional subsequent offer period will receive the same offer price of US$6.75 per share in cash, less any withholding taxes and without interest, that has been paid to shareholders who had validly tendered their shares as of July 30, 2010. Shares validly tendered during this additional subsequent offer period will be accepted immediately and paid for promptly as they are accepted.

Procedures for tendering shares during the subsequent offer period are the same as during the initial offer period with two exceptions: (1) shares cannot be delivered by the guaranteed delivery procedure, and (2) pursuant to Rule 14d-7(a)(2) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), shares tendered during the subsequent offer period may not be withdrawn.

For more information, the Company's stockholders may obtain copies of all of the offering documents free of charge at the SEC's website (www.sec.gov) or by directing a request to MacKenzie Partners, Inc., the Information Agent for the offer, at +1 212-929-5500 or toll-free (in the U.S.) at +1 800-322-2885.

IMPORTANT NOTICE: This announcement is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any common shares of Cascal N.V. The tender offer is being made pursuant to a tender offer statement on Schedule TO filed by Sembcorp Utilities Pte Ltd with the SEC on May 21, 2010, as amended and supplemented from time to time. The solicitation of offers to buy common shares of Cascal N.V is only being made pursuant to the Amendment and Supplement to Offer to Purchase dated June 30, 2010, which amends and supplements the Offer to Purchase dated May 21, 2010, the Amended and Restated Letter of Transmittal and related documents. Cascal N.V's stockholders are strongly advised to read the tender offer statement and the solicitation/recommendation statement regarding the tender offer as they contain important information, including the various terms of, and conditions to, the tender offer.

Investors and stockholders may obtain free copies of these statements and other documents filed by Sembcorp Utilities Pte Ltd and Cascal N.V at the SEC's website (www.sec.gov). Investors and stockholders should seek legal or other professional advice before acting or relying on any of the information provided above.

About Cascal N.V.

Cascal provides water and wastewater services to its customers in eight countries: the United Kingdom, South Africa, Indonesia, China, Chile, Panama, Antigua and The Philippines. Cascal's customers are predominantly homes and businesses representing a total population of approximately 4.7 million.

Forward-looking statements

This release contains forward-looking statements that are not guarantees of future performance. There are important factors, many of which are outside of our control, that could cause actual results to differ materially from those expressed or implied by such forward-looking statements including: general economic business conditions, unfavorable weather conditions, housing and population growth trends, changes in energy prices and taxes, fluctuations with currency exchange rates, changes in regulations or regulatory treatment, changes in environmental compliance and water quality requirements, availability and the cost of capital, the success of growth initiatives, acquisitions and our ability to successfully integrate acquired companies and other factors discussed in our filings with the Securities and Exchange Commission, including under Risk Factors in our Form 20-F for the fiscal year ended March 31, 2010, filed with the SEC on June 25, 2010. We do not undertake and have no obligation to publicly update or revise any forward-looking statement.

Investor Contacts:	Media Contact:
KCSA Strategic Communications	KCSA Strategic Communications
Jeffrey Goldberger / Marybeth Csaby	Lewis Goldberg
+1 212.896.1249 / +1 212.896.1236	+1 212.896.1216
jgoldberger@kcsa.com / mcsaby@kcsa.com	lgoldberg@kcsa.com

CONTACT: Investor: Jeffrey Goldberger +1-212-896-1249, jgoldberger@kcsa.com, or Marybeth Csaby, +1-212-896-1236, mcsaby@kcsa.com, both of KCSA Strategic Communications; or  Media: Lewis Goldberg, KCSA Strategic Communications, +1-212-896-1216, lgoldberg@kcsa.com